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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 2 for the Month of November, 2002

                         ADB Systems International Ltd.
               (formerly known as ADB Systems International Inc.)
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                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X  Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes __  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

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                         ADB SYSTEMS INTERNATIONAL LTD.

     On or about September 20, 2002, ADB Systems International Ltd. (formerly known as ADB Systems International Inc.) ("ADB") mailed to its shareholders the Notice of Special Meeting of Shareholders and Information Circular attached hereto as Exhibit 1.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the safe harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB's results to differ materially from expectations. These risks include ADB's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of ADB's products and services, competitive factors, new products and technological changes, and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB's most recent Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that ADB's plans will be achieved.

     ADB hereby incorporates by reference this Form 6-K into its Registration Statement on Form F-3 (File No. 333-40888), and into the prospectus contained therein.

Exhibits

Exhibit 1 -- Notice of Special Meeting of Shareholders to be held on October 22,
             2002 and Information Circular dated September 20, 2002.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ADB SYSTEMS INTERNATIONAL INC.


Date: November 5, 2002                By: /s/ Mark Wallace
                                         -------------------------
                                           Name  Mark Wallace
                                                 Title:   President